Exhibit 99.2

For Immediate Release
TSX: BXE

BELLATRIX EXPLORATION LTD. ANNOUNCES APPROVAL FOR LISTING AND
COMMENCEMENT OF TRADING ON THE NYSE MKT

September 20, 2012 – (TSX: BXE) Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") is pleased to announce it has received approval for listing of its common shares on the NYSE MKT.  Bellatrix has been informed by the NYSE MKT that its common shares will commence trading on September 24, 2012 under the symbol "BXE".

“We welcome Bellatrix Exploration Ltd. to the NYSE Euronext family of listed companies and onto the NYSE MKT," said Scott Cutler, Executive Vice President, NYSE Euronext. We look forward to building a strong and lasting relationship with Bellatrix Exploration’s management and stockholders."

Bellatrix is pleased to obtain a listing on the NYSE MKT and believes that it will result in improved liquidity for all of Bellatrix's shareholders and greater future access to U.S. capital markets.

The Company’s current corporate presentation is available at www.bellatrixexploration.com.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan.  Common shares and convertible debentures of Bellatrix trade on the Toronto Stock Exchange ("TSX") under the symbols BXE and BXE.DB.A, respectively and the common shares of Bellatrix will trade on the NYSE MKT under the symbol BXE.  For further information, please contact:

Raymond G. Smith, P.Eng., President and CEO (403) 750-2420
or
Edward J. Brown, CA, Vice President, Finance and CFO (403) 750-2655
or
Brent A. Eshleman, P.Eng., Executive Vice President (403) 750-5566
or
Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.
2300, 530 – 8th Avenue SW
Calgary, Alberta, Canada T2P 3S8
Phone: (403) 266-8670
Fax: (403) 264-8163
www.bellatrixexploration.com

Forward looking statements: Certain information set forth in this news release, regarding the timing for commencement of trading and benefits of listing on the NYSE MKT, constitute forward-looking statements, and necessarily involve risks and uncertainties, certain of which are beyond Bellatrix's control, including risks associated with the failure to commence trading when  on the NYSE MKT when expected and failure to achieve the anticipated benefits therefrom. Bellatrix has also relied on certain assumptions in making the forward-looking statements herein, including, but not limited to, that Bellatrix's common shares will commence trading  on the NYSE MKT when expected and that Bellatrix will achieve the benefits set out herein.  Actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Bellatrix will derive therefrom. Additional information on these and other factors that could affect Bellatrix are included in reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission and may be accessed through the SEDAR website (www.sedar.com), the SEC’s website (www.sec.gov) or at Bellatrix's website www.bellatrixexploration.com. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.